# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 666 Third Avenue, 4th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/29/2026
Amends the filing with accession number 0001104659-22-068218
Filed by CIK 0000004962
Persons authorized to receive notices and communications: Laureen E. Seeger, Esq., American Express Company, 200 Vesey Street, New York, New York (NY), 10285, 212-640-2000

## Reporting persons
- American Express Company (CIK 0000004962): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, 4th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on June 6, 2022, as amended by Amendment No. 1 thereto filed on July 11, 2023, Amendment No. 2 thereto filed on January 16, 2024 and Amendment No. 3 thereto filed on May 4, 2026, with respect to the Common Stock (the "Schedule 13D"). Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Schedule 13D. This Amendment is being filed to report that, as a result of the Merger described below, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. This Amendment is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 29, 2026, the transactions contemplated by the Merger Agreement were consummated (the "Closing"), and Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than shares excluded pursuant to the Merger Agreement, was automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $9.50 per share. Accordingly, at the Effective Time, 157,786,199 shares of Common Stock held of record by Amex HoldCo. were automatically cancelled, extinguished and converted into the right to receive $9.50 per share. As a result of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.

At the Effective Time, the Voting and Support Agreement terminated in accordance with its terms, other than provisions that expressly survive termination. In accordance with the Voting and Support Agreement, effective upon the Closing, the Shareholders Agreement was terminated as among the Issuer, GBT JerseyCo Limited and Amex HoldCo., other than the provisions that expressly survive termination.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

Except as set forth in Item 4 of this Amendment, the Reporting Person has not effected any transaction in shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

As a result of the Merger, on September 29, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Signatures
- American Express Company: /s/ James J. Killerlane III, James J. Killerlane III, Corporate Secretary (10/01/2026)